

Mail Stop 3233

April 20, 2018

Via E-mail
Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, Texas 75038

> **Re: CorePoint Lodging Inc.**
> **Amendment No. 2 to Form 10**
> **Filed April 3, 2018**
> **File No. 001-38168**

Dear Mr. Chloupek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Statements, pages 96 to 105

1. We note you have recorded an adjustment to accumulated deficit of $568,276,000. Please revise your filing to disclose the items that comprise this amount.

2. We note your adjustment (d) and that the amount of general and administrative expenses allocated to discontinued operations is reduced by intercompany fees. You have disclosed that these intercompany fees were eliminated in consolidation; therefore, it appears that such intercompany fees were not previously included in the Historical Consolidated Balance of general and administrative expenses. Please tell us how you determined it was not necessary to allocate the full amount of general and administrative expenses directly attributable to the management and franchising business that were included the Historical Consolidated Balance of general and administrative expenses. In this regard, it would appear that the column for intercompany fees should reflect the

general and administrative expenses that have been eliminated in consolidation. Please advise or revise.

3. We note you have an adjustment for income tax benefit (expense) in the columns for Adjustment for Discontinued Operations, Intercompany Fees, and Financing Transactions. Please revise your filing to disclose the nature of the adjustment and how you determined the amount of the adjustment.

4. We note LQH Historical's 2017 income tax benefit of $111,556,000 includes $128,429,000 from the effects of the Tax Cuts and Jobs Act. Please tell us if any portion of the $128,429,000 relates to your management and franchising business. To the extent it relates to your management and franchising business, please revise your discontinued operations' income tax benefit (expense) adjustment accordingly, or advise.

5. We note your adjustment (i). Please revise your disclosure to clarify how you derived the impact of the re-measurement of U.S. deferred tax assets and liabilities at the lower enacted corporate tax rate. In addition, revise your disclosure to clarify the purpose of this adjustment.

6. We note your adjustment (n). Please revise your filing to include an adjustment for the coupon payment to be made on the preferred stock, or tell us how you determined such an adjustment is not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 115

7. Please verify your calculation of the 2017 variance related to occupancy listed as 81 bps and revise, or advise.

Exclusive Forum, page 210

8. Please add risk factor disclosure regarding the exclusive forum provision in your bylaws. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Maryland law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Edgar Lewandowski, Esq.